ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

November 7, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin, Special Counsel

Re:	Hunter Maritime Acquisition Corp.
Registration Statement on Form F-1
CIK No. 0001679450

Dear Ms. Martin:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Hunter Maritime Acquisition Corp. (the “Company”) in connection with the registration of the Company’s units, Class A common shares, and warrants under the Securities Act of 1933, as amended (the “Securities Act”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on September 7, 2016. By letter dated October 3, 2016 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The Registration Statement on Form F-1 (the “Initial Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was publicly filed with the Commission via EDGAR on October 11, 2016. By letter dated October 21, 2016 (the “Second Comment Letter”), the Staff provided the Company with its comments to the Initial Registration Statement. Amendment No. 1 to the Initial Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter, is today being publicly filed with the Commission via EDGAR.

The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

Description of Securities

Limitation on Liability and Indemnification of Directors and Officers, page 157

1.	We note your response to comment 10. Please explain why you do not believe that the elimination of personal liability for your directors and officers, coupled with director and officer liability insurance, would discourage shareholders from bringing lawsuits against them for breach of fiduciary duty. In the alternative, please revise your disclosure to reinstate the deleted disclosure on pages 41 and 157. Finally, please include a risk factor addressing the same.

U.S. Securities and Exchange Commission

November 7, 2016

In response to the Staff’s comment, the Company has reinstated a portion of the referenced language under the section of the prospectus entitled “Description of Securities—Limitation on Liability and Indemnification of Directors and Officers” to clarify that the elimination of personal liability for its directors, the Company’s indemnification of its directors and officers, and the advancement of litigation expenses may discourage shareholders from bringing lawsuits against them for breaches of their fiduciary duties. In addition, the Company has included a risk factor addressing the same, entitled “The elimination of personal liability of our directors, the existence of indemnification rights for our officers and directors under our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, and the advancement of litigation expenses may discourage lawsuits against our officers and directors.”

The Company, however, does not believe that its procurement of director and officer liability insurance would necessarily discourage shareholders from bringing lawsuits against its directors and officers, as the existence of such insurance would not preclude an investor from asserting a claim or, if successful, receiving a favorable judgment. Accordingly, the Company has not reinstated disclosure in its Amended Registration Statement in this respect.

Exhibits

2.	We note that the exhibit index includes many “form of” agreements and documents. Please advise us if you do not intend to file final, executed exhibits prior to the effectiveness of the registration statement.

The Company advises the Staff that final execution versions of the Underwriting Agreement, Amended and Restated Bylaws, Warrant Agreement, Promissory Note, Registration Rights Agreement, Letter Agreement, Investment Management Trust Agreement, Private Placement Warrants Purchase Agreement and Administrative Services Agreement, Code of Ethics, and Audit Committee Charter will not be available prior to the effectiveness of the Company’s registration statement on Form F-1. The Company confirms to the Staff that it will file with the Commission the final execution versions of these agreements and documents on Form 6-K, or other applicable form, when available, after the effectiveness of its registration statement on Form F-1. Prior to the effectiveness of the Company’s registration statement on Form F-1, the Company expects to file as Exhibit 3.2 its final Amended and Restated Articles of Incorporation and as Exhibit 5.1 an executed opinion of Seward & Kissel LLP with respect to the legality of the securities being registered.

The Company further advises the Staff that it does not intend to file with the Commission the final execution version of each Indemnity Agreement that is signed by the Company’s officers and directors. The “form of” Indemnity Agreement that is filed as Exhibit 10.6 to the Company’s registration statement on Form F-1 is primarily the form that will be executed by each such officer and director.

U.S. Securities and Exchange Commission

November 7, 2016

3.	We note that you intend to change your corporate domicile from the Marshall Islands to Belgium and you have agreed with your sponsor not to complete the initial business combination without obtaining shareholder approval to make such change. In addition, we note your disclosure that your sponsor and members of your management team have indicated their intention to approve the change in domicile as well as your disclosure on page 169 that the change of domicile will not give rise to any tax consequences to investors. Please provide an opinion from Belgian counsel opining that the change of domicile from the Republic of the Marshall Islands to Belgium will not give rise to any tax consequences to investors or explain to us in detail why such opinion is not required under Item 601(b)(8) of Regulation S-K. Please refer to Section III of Staff Legal Bulletin No. 19 for additional guidance.

The Company advises the Staff that it has included as Exhibit 8.2 to the Amended Registration Statement an opinion of Argo Law, the Company’s Belgian counsel, with respect to Belgian tax matters discussed in the Amended Registration Statement.

Exhibit 5.1 – Legal Opinion

4.	We note that in paragraph (3) on page 3 counsel opines that the common shares for which the warrants are exercisable will be validly issued, fully paid and non-assessable. Your disclosure in the registration statement indicates that such shares are not being registered in this transaction and as such, it is unclear why counsel has opined upon their legality at this time. To the extent you intend to include these shares in this transaction, please revise your registration statement accordingly. Alternatively, please have counsel revise to remove these shares from the opinion or explain to us why it is necessary to include them.

The Company advises the Staff that it has included as Exhibit 5.1 to the Amended Registration Statement a revised form of opinion of Seward & Kissel LLP which removes all references to the legality of the shares underlying the warrants.

U.S. Securities and Exchange Commission

November 7, 2016

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com), Robert E. Lustrin at (212) 574-1420 (lustrin@sewkis.com), or Filana R. Silberberg at (212) 574-1308 (silberberg@sewkis.com).

Sincerely,
/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.